McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

December 15, 2009

VIA EDGAR

Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Post Effective Amendment No. 6 to Form S-11

Filed December 4, 2009

File No. 333-147414

Dear Ms. Barros:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chairman and Chief Executive Officer, dated December 14, 2009.  We thank you and other members of the staff for the prompt and helpful processing of the Company’s filing, for responding to our telephone calls, and for receiving and reviewing this response letter.

This letter repeats the comment from your letter of December 14, 2009, together with a response on behalf of the Company.

Supplement No. 3

1.     Please update the prospectus supplement to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date.  Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled.  Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Thank you for the comment.  In light of the response set forth below, the Company would request that the proposed disclosure (set forth below) be included in future post effective amendment filings.  Please note that the Company implemented its Unit Redemption Program (the “Program”) in July 2009.  Due to the short tenure and terms of the Program, the Company had only two dates to redeem Units under the Program in 2009.  Since inception of the Program, the Company received requests to redeem approximately 252,000 Units, at an average per Unit redemption price of $10.32 or a total of $2.6 million.  Through the date of its

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last scheduled quarterly redemption, October 20, 2009, the Company has redeemed 100% of redemption requests received.  The Company included information regarding the Program and the two redemption events in its Form 10-Q filed on November 4, 2009 (please see pages 13, 17 and 32, respectively).  Additionally, the redemptions are reflected in the Company’s Consolidated Statement of Cash Flows on page 5 of the Form 10-Q  The Company’s recently filed Form 10-Q was incorporated by reference into Post Effective Amendment No. 6 filed on December 4, 2009 (please see page S-5).  As mentioned above, in response to Comment 1, we propose to include the following disclosure (updated accordingly) in the Company’s  future post effective amendment filings:

“For the year ended December 31, 2009, we received requests to redeem approximately 252,000 Units pursuant to our Unit Redemption Program for a total of $2.6 million.  Through our last scheduled quarterly redemption date in 2009, October 20, 2009, we redeemed 100% of the redemption requests for the year ended December 31, 2009 at an average per Unit redemption price of $10.32. We funded Unit redemptions for the periods noted above from the proceeds of dividends used to purchase additional Units under the Company’s best efforts offering of Units.”

As indicated in your letter dated December 14, 2009, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

In light of the Company’s proposal to include the indicated disclosure in all future post effective amendments (and in light of the existing disclosure on redemptions already included in the Company’s Report on Form 10-Q filed November 4, 2009, which is incorporated by reference into the prospectus forming part of Post Effective Amendment No. 6), the Company requests that Post Effective Amendment No. 6 be declared effective on December 16, 2009.  The Company is filing herewith an acceleration request letter including the acknowledgements referred to in your letter dated December 14, 2009.  The Company understands that this approach may be acceptable to the staff.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

cc:           Glade M. Knight

David S. McKenney

David P. Buckley

Bryan F. Peery

APPLE REIT NINE, INC.

814 East Main Street

Richmond, Virginia  23219

December 15, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:  Sonia Barros, Special Counsel

Re:          Apple REIT Nine, Inc.

File No. 333-147414

Ladies and Gentlemen:

Apple REIT Nine, Inc. (the “Company”) requests acceleration of the effective date of its Post Effective Amendment No. 6 to Form S-11, Registration No. 333-147414, to December 16, 2009, at 10:00 a.m., or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•      should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

APPLE REIT NINE, INC.

By:	/s/ Bryan Peery
Bryan Peery
Chief Financial Officer